Exhibit (a)(5)

February 3, 2004

To Our Stockholders:

      I am pleased to inform you that on January 22, 2004, T-NETIX, Inc. (“T-NETIX”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TZ Holdings, Inc. (“Holdings”), and TZ Acquisition, Inc. (“Purchaser”). Purchaser is a wholly-owned subsidiary of Holdings, which, in turn, is owned by an affiliate of H. I. G. Capital, LLC, a Miami, Florida-based private equity firm. Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer (the “Offer”) to purchase all of the outstanding shares of T-NETIX’s common stock for $4.60 per share, net to the seller in cash. The Offer, if successfully completed, will be followed by a merger (the “Merger”) of Purchaser and T-NETIX, with T-NETIX as the surviving corporation. Each T-NETIX share not purchased in the Offer will be converted into the right to receive, in cash, the price paid in the tender offer unless you have exercised your appraisal rights under Delaware law.

      Your Board of Directors has determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of T-NETIX and its stockholders. Accordingly, the Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Board recommends that you accept the Offer and tender your shares pursuant to the Offer.

      In arriving at its recommendation, the Board gave careful consideration to a number of factors described in the attached Schedule 14D-9 that has been filed with the Securities and Exchange Commission. Among other things, the Board considered the written opinion, dated January 22, 2004, of Updata Capital, Inc., financial advisor to the Strategic Planning Committee of the Board, that the $4.60 per share of T-NETIX common stock to be received is fair, from a financial point of view, to the stockholders of T-NETIX.

      In addition to the Schedule 14D-9 relating to the Offer, accompanying this letter is the Offer to Purchase, together with related materials, including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your shares. We urge you to read the enclosed material carefully.

      On behalf of the management and Board of Directors of T-NETIX, we thank you for your continued support.

Sincerely,

Richard E. Cree
Chief Executive Officer